
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Digital Realty Trust, Inc.
Digital Realty Trust, L.P.

File No. 001-32336 - CF#28704
File No. 000-54023


Digital Realty Trust, Inc. and Digital Realty Trust, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2012, as amended.

Based on representations by Digital Realty Trust, Inc. and Digital Realty Trust, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 2.1 through August 7, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel